April 14, 2011

VIA EDGAR

Daniel L. Gordon, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Alexandria Real Estate Equities, Inc.
Form 10-K for Year Ended December 31, 2010
File No. 1-12993

Dear Mr. Gordon:

This letter is submitted in response to your letter dated March 10, 2011 to Mr. Joel S. Marcus, Chief Executive Officer of Alexandria Real Estate Equities, Inc.

For convenience of reference, each of the following comments contained in the letter dated March 10, 2011 is reprinted below in italics followed by our response.

Form 10-K for the Year Ended December 31, 2010

Item 1.             Business, page 2

Comment 1

In future periodic reports, please provide disclosure regarding the weighted average capitalization rates on your acquisitions, dispositions, and completed developments during the period.  Please disclose how you calculate capitalization rates for these purposes.

Response to Comment 1

In future periodic reports, we will disclose the weighted average capitalization rates on our acquisitions, dispositions, and completed developments during the period and how we calculate capitalization rates for such purposes.

Item 6.             Selected Financial Data, page 41

Comment 2

We note in “other data” you provide trend information regarding occupancy of operating properties.  In future periodic reports, please provide disclosure regarding historical average rent trends or advise us why you do not believe this is an appropriate performance indicator.

Response to Comment 2

Our management has not previously considered disclosure of historical average rent trends to be a key variable or factor which was necessary for an understanding and evaluation of our company.  However, we acknowledge your comment, and in future periodic reports, we will disclose historical average rent trends.

Item 7.             Management’s Discussion and Analysis of Financial Condition..., page 43

Comment 3

Please advise us whether management considers same store net operating income a key performance indicator.  We may have further comments.

Response to Comment 3

Our management has not previously considered disclosure of same store net operating income to be a key variable or factor which was necessary for an understanding and evaluation of our company in the context of our Management’s Discussion and Analysis (“MD&A”).  However, we acknowledge your comment, and in future periodic reports, we will include disclosure regarding same store net operating income as a key performance indicator, including a reconciliation to the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States (“GAAP”), and other disclosure requirements under Item 10(e) of Regulation S-K.

Leasing, page 45

Comment 4

In future periodic reports, please include disclosure regarding tenant concessions, such as free rent, granted with respect to space leased during the period.

Response to Comment 4

In future periodic reports, we will include disclosure regarding tenant concessions granted with respect to space leased during the period.

Critical accounting policies

Capitalization of costs, page 49

Comment 5

We note that you capitalize significant indirect costs such as interest, payroll, and other G&A costs as it relates to your development activity.  Please tell us the amount of additional expense you would incur if you were to experience a 10% reduction in development activities without a corresponding decrease in indirect project costs.

Response to Comment 5

In accordance with GAAP, we capitalize project costs clearly related to the construction, redevelopment, and development as a cost of the project. Indirect project costs such as construction administration, legal fees, and office costs that clearly relate to projects under construction, redevelopment, and development are also capitalized as a cost of the project. We capitalize project costs only during periods in which activities necessary to prepare an asset for its intended use are in progress.  We also capitalize interest cost as a cost of the project only during the period for which activities necessary to prepare an asset for its intended use are on-going, provided that expenditures for the asset have been made and interest cost is being incurred.  Additionally, costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred.

The amount of additional expense we would have incurred for the year ended December 31, 2010 had we experienced a 10% reduction in construction, development, and redevelopment activities, without a corresponding decrease in indirect project costs, including interest and payroll, would have been approximately $8.6 million.

In future disclosures about critical accounting policies, we will provide a disclosure of the amount of additional expense we would incur for the applicable period had we experienced a 10% reduction in construction, development, and redevelopment activities, without a corresponding decrease in indirect project costs, including interest and payroll.

Liquidity and capital resources, page 55

Comment 6

In future periodic reports please supplement your discussion of sources of cash with a discussion of anticipated cash uses for the remaining fiscal year, including anticipated development and redevelopment costs, acquisition costs, debt principal and interest payments and equity dividend commitments.

Response to Comment 6

In accordance with the Securities and Exchange Commission’s guidance on MD&A set forth in Release No. 33-6835 (May. 18, 1989) and Release No. 33-8350 (December 29, 2003), we will supplement our discussion of sources of cash with a discussion of known and reasonably likely anticipated cash uses for the remaining fiscal year, including, anticipated development and redevelopment costs, acquisition costs, debt principal and interest payments, and equity dividend commitments, in future periodic reports.

Capital expenditures, tenant improvements, and leasing costs, page 58

Comment 7

We note that you incur significant capital expenditures related to tenant improvements, new development, and redevelopment projects.  We also note that you disclose total capital expenditures by year.  In future filings please break down total capital expenditures by year for development, redevelopment, tenant improvements, and other recurring cap-ex.

Response to Comment 7

In future filings, we will break down total capital expenditures for development, redevelopment, tenant improvements, and other recurring capital expenditures.

Comment 8

Please separately quantify for us the amount of payroll and other general and administrative expenses capitalized or deferred in each of the three years ended December 31, 2010, for 1) direct construction, redevelopment, and development costs and 2) payroll costs directly related and essential to your leasing activities.

Response to Comment 8

In accordance with GAAP, we capitalize project costs clearly related to construction projects. Indirect project costs such as construction administration, legal fees, and office costs that clearly relate to projects under construction are also capitalized as a cost of the project. We capitalize project costs only during periods in which activities necessary to prepare an asset for its intended use are in progress.  During the years ended December 31, 2010, 2009, and 2008, we capitalized payroll and other indirect project costs related to construction, redevelopment, and development projects aggregating approximately $14.0 million, $11.6 million, and $12.3 million, respectively.

In accordance with GAAP, we capitalize and defer initial direct costs to originate leases with independent third parties related to evaluating a prospective lessee’s financial condition, negotiating lease terms, preparing the lease agreement, and closing the lease transaction. Costs that we have capitalized and deferred relate to successful leasing transactions that result directly from and are essential to the lease transaction, and the costs would not have been incurred had that leasing transaction not occurred. The initial direct costs capitalized and deferred include only that portion of our employee’s total compensation and payroll-related fringe benefits directly related to time spent performing activities previously described above related to the respective lease that would not have been incurred but for that lease. Total capitalized and deferred payroll costs directly related and essential to our leasing activities during the years ended December 31, 2010, 2009, and 2008, were approximately $7.8 million, $7.2 million, and $6.6 million, respectively.

In future filings, we will disclose payroll and other indirect project costs capitalized for construction projects as well as disclose capitalized and deferred payroll costs directly related and essential to our leasing activities in each of the periods presented in our financial statements.

Notes to Consolidated Financial Statements

Note 2                Basis of presentation and summary of significant accounting policies, page F-10

Comment 9

Please tell us whether you have had significant predevelopment/acquisition costs where you have abandoned the project and taken development charges.

Response to Comment 9

We have not incurred significant predevelopment/acquisition costs where we have abandoned a project and taken development charges.

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In connection with the aforementioned responses, Alexandria Real Estate Equities, Inc. acknowledges that:

•                               we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                               staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                               we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (626) 578-0777.

Very truly yours,

/s/ Dean A. Shigenaga
Dean A. Shigenaga
Chief Financial Officer

cc:	Joel S. Marcus, Chief Executive Officer
Kenneth Kohler, Esq., Morrison & Foerster LLP
David Cormack, CPA, Ernst & Young LLP